EXHIBIT 99.94

High Tide Completes Previously Announced Shares for Debt Transactions

CALGARY, AB, Nov. 30, 2020 /CNW/ - High Tide Inc. (“High Tide” or the “Company”) (TSXV: HITI) (OTCQB: HITIF) (FRA: 2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, is pleased to announce that further to its press release dated November 17, 2020 and META Growth Corp.’s (“META”) press release dated November 6, 2020, the Company has received TSX Venture Exchange (“TSXV”) approval and has settled debt in the aggregate of $1,220,331 (the “Debt Settlement”) through the issuance of a total of 7,178,418 common shares in the capital of High Tide (the “HITI Shares”), consisting of:

i.	4,976,471 HITI Shares at a deemed price of $0.17 per HITI Share in connection with META’s semi-annual interest payment of $846,000 due and payable on November 30, 2020 owing to the holders of the 8.0% convertible secured senior debentures issued pursuant to the to the terms of the convertible denture indenture dated November 23, 2018 between TSX Trust Company (“TSXT”) and META, and the supplement debenture indenture dated November 16, 2020 between TSXT, META and the Company (the “Debentureholder Interest Obligation Shares”);
ii.	1,176,470 HITI Shares in aggregate to certain holders of unsecured convertible debentures of the Company, in satisfaction of the annual amount of interest due to the holders, at a deemed price of $0.17 per HITI Share (the “Interest Shares);
iii.	250,000 HITI Shares in aggregate to certain members of senior management of the Company, assessed as a bonus at the discretion of the Board of Directors and awarded based on their performance over the fiscal year ending October 31, 2019, at a deemed price of $0.17 per HITI Share (the “Management Shares”); and
iv.	775,477 HITI Shares in aggregate to the independent members of the Board of Directors as compensation for their services over the fiscal year ending October 31, 2019 and October 31, 2020, at a deemed price of $0.17 per HITI Share (the “Board Shares”).

The Debentureholder Interest Obligation Shares, Interest Shares, Management Shares and Board Shares are subject to a statutory hold period of four months plus one day from the date of issuance.

RELATED PARTY TRANSACTION

As certain directors and officers of the Company received HITI Shares in connection with the Debt Settlement, it is considered related party transactions for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The participation of the directors and officers are exempt from the formal valuation and minority shareholder approval requirements provided under MI 61-101 in accordance with sections 5.5(a) and 5.7(1)(a) of MI 61-101. The Company is relying on an exemption from the formal valuation requirements of MI 61-101 available because the fair market value of the Debt Settlement pertain to the directors and officers does not exceed 25% of the Company’s market capitalization, as determined in accordance with MI 61-101. The Company did not file a material change report related to this Debt Settlement more than 21 days before the expected closing of the Debt Settlement as required by MI 61-101 since the details of the Debt Settlement were not settled until shortly prior to the closing of the Debt Settlement and the Company wished to close on an expedited basis for sound business reasons.

ABOUT HIGH TIDE

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 66 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide’s retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release are based on certain assumptions made by High Tide. While High Tide considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements also necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving the retail cannabis markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the retail cannabis industries generally; income tax and regulatory matters; the ability of High Tide to implement its business strategy; competition; currency and interest rate fluctuations; the COVID-19 pandemic nationally and globally and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide’s public filings and material change reports, which are and will be available on SEDAR.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “1933 Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

SOURCE High Tide Inc.

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%SEDAR: 00045217E

For further information: High Tide Inc., Vahan Ajamian, Vice President, Capital Markets, ir@hightideinc.com, Tel. 1 (403) 770-9435, extension 116

CO: High Tide Inc.

CNW 00:17e 01-DEC-20